October 30, 2013

VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:

Larry Spirgel, Assistant Director
Celeste M. Murphy, Legal Branch Chief
Ajay Koduri, Staff Attorney
Terry French, Accountant Branch Chief
Michael Henderson, Staff Accountant

Re:	58.com Inc.
Registration Statement on Form F-1 (Registration No. 333-191424)
Registration Statement on Form 8-A (Registration No. 001-36140)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, 58.com Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) be accelerated to, and that the Registration Statement become effective at, 5:30 p.m., Eastern Daylight Time on October 30, 2013, or as soon thereafter as practicable.

The Company also requests that the Registration Statement on Form 8-A under the Securities Exchange Act of 1934, covering the American depositary shares representing Class A ordinary shares of the Company, be declared effective concurrently with the F-1 Registration Statement (the F-1 Registration Statement, together with the Registration Statement on Form 8-A, the “Registration Statements”).

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461 of Regulation C. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Skadden, Arps, Slate, Meagher & Flom LLP.

The Company understands that the representatives of the underwriters, on behalf of the prospective underwriters of the offering, have joined in this request in a separate letter filed with the Securities and Exchange Commission (the “Commission”) today.

The Company hereby acknowledges the following:

•                  should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

58.com Inc.

By:	/s/ Jinbo Yao
Name: Jinbo Yao
Title: Chairman and Chief Executive Officer